STRADLEY RONON STEVENS & YOUNG, LLP
2600 One Commerce Square
Philadelphia, PA 19103
(215) 564-8000

September 25, 2009

VIA EDGAR

Mr. James O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

             Re:    Delaware Investments Family of Funds; Optimum Fund Trust

Dear Mr. O’Connor:

     This letter responds to the Staff’s comments regarding the several preliminary proxy statement filings (collectively, the “Proxy Statements”) for the registered investment companies listed on the attached Schedule A (the “Registrants”).

     In connection with the responses to the comments below, each Registrant acknowledges the following:

  that it is responsible for the adequacy and accuracy of the disclosure in its filings;
  that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing; and
  that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1. Comment: Provide precedent for contingent approval of advisory agreements only if the transaction is completed.

           Response: Examples of materially similar contingent advisory agreements were used for the transaction described in a definitive proxy statement filed by BlackRock Funds (June 16, 2006), and in a definitive proxy statement filed by Nuveen Equity Premium and Growth Fund (August 27, 2007). In Stradley Ronon’s experience, this is a common and appropriate approach for obtaining approval of new advisory agreements where the assignment termination event for the

James O’Connor September 25, 2009 Page 2

current advisory agreement has not yet taken place, as it promotes continuity of management and helps minimize uncertainty for fund shareholders.

2. Comment: Please confirm that the Registrants or their investment adviser are not required to apply for new exemptive orders because of the transaction.

           Response: We have reviewed Delaware Investments’ outstanding exemptive orders and can confirm that they do not require application for new exemptive orders. Among other reasons, this is because Delaware Management Company will continue to serve as the Registrants’ investment adviser following the transaction.

3. Provide specific Board conclusions with respect to the facts the Board considered under “Board considerations in approving the New Investment Advisory Agreement.”

          Response: The discussion of the Board’s considerations in approving the investment advisory agreements has been substantially revised to include the requested disclosure. Specific conclusions have been added to the sections entitled: “Nature, Extent and Quality of Service,” “Investment Performance,” “Comparative Expenses,” “Management Profitability,” “Economies of Scale,” “Fall-Out Benefits,” “The Transaction Agreement,” and “Board Review of Macquarie Group.” Similar changes have been added to the proxy statement for Optimum Funds Trust and in the additional proposal to approve a new sub-advisory agreement in the proxy statement for Delaware Pooled Trust.

4. Under the discussion of the Board’s consideration of the funds’ investment performance and comparative expenses, state how the funds actually performed and compared.

         Response: The discussion of the Board’s considerations in approving the investment advisory contracts has been substantially revised to include the requested disclosure. Specific performance and expense information was added with respect to the Delaware Investments Family of Funds in the sections entitled “Investment Performance” and “Comparative Expenses.”

          Please do not hesitate to contact me at 215-564-8011 if you have any further questions.

Very truly yours, /s/ Michael D. Mabry Michael D. Mabry

James O’Connor September 25, 2009 Page 3

Schedule A Registrants

Delaware Group Adviser Funds (File Nos. 033-67490 and 811-07972)
Delaware Group Cash Reserve (File Nos. 002-60770 and 811-02806)
Delaware Group Equity Funds I (File Nos. 002-10765 and 811-00249)
Delaware Group Equity Funds II (File Nos. 002-13017 and 811-00750)
Delaware Group Equity Funds III (File Nos. 002-28871 and 811-01485)
Delaware Group Equity Funds IV (File Nos. 033-00442 and 811-04413)
Delaware Group Equity Funds V (File Nos. 033-11419 and 811-04997)
Delaware Group Foundation Funds (File Nos. 333-38801 and 811-08457)
Delaware Group Global & International Funds (File Nos. 033-41034 and 811-06324)
Delaware Group Government Funds (File Nos. 002-97889 and 811-04304)
Delaware Group Income Funds (File Nos. 002-37707 and 811-02071)
Delaware Group Limited-Term Government Funds (File Nos. 002-75526 and 811-03363)
Delaware Group State Tax-Free Income Trust (File Nos. 002-57791 and 811-02715)
Delaware Group Tax-Free Fund (File Nos. 002-86606 and 811-03850)
Delaware Group Tax-Free Money Fund (File Nos. 002-70164 and 811-03120)
Delaware Investments Dividend and Income Fund, Inc. (File No. 811-07460)
Delaware Investments Global Dividend and Income Fund, Inc. (File No. 811-08246)
Delaware Enhanced Global Dividend and Income Fund (File No. 811-22050)
Delaware Investments Arizona Municipal Income Fund, Inc. (File No. 811-07412)
Delaware Investments Colorado Municipal Income Fund, Inc. (File No. 811-07810)
Delaware Investments National Municipal Income Fund (File No. 811-07410)
Delaware Investments Minnesota Municipal Income Fund II, Inc. (File No. 811-07420)
Delaware Pooled Trust (File Nos. 033-40991 and 811-06322)
Optimum Fund Trust (File Nos. 811-21335 and 333-104654)
Voyageur Insured Funds (File No. 033-11235 and 811-04973)
Voyageur Intermediate Tax-Free Funds (File Nos. 002-99266 and 811-04973)
Voyageur Mutual Funds (File Nos. 033-63238 and 811-07742)
Voyageur Mutual Funds II (File Nos. 033-11495 and 811-04989)
Voyageur Mutual Funds III (File Nos. 002-95928 and 811-04547)
Voyageur Tax Free Funds (File Nos. 002-87910 and 811-03910)